Exhibit 18

February 13, 2013

Hospira, Inc.
275 North Field Drive
Lake Forest, Illinois 60045

Dear Sirs/Madams:

We have audited the consolidated financial statements of Hospira Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 13, 2013, which expresses an unqualified opinion. Note 1 to such financial statements contains a description of your adoption during the year ended December 31, 2012 of the change in date for the annual impairment test for goodwill. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 13, 2013